INVEST IN **INTENTIONALIST**

Easily find diverse, small businesses near you



intentionalist.com Seattle WA

Technology · Main Street · Community · Female Founder · B2C

LEAD INVESTOR



Britt Provost

I've long been a fan, follower, and funder of the amazing work that Intentionalist and Laura Clise have done in the Pacific Northwest community. They are connected and committed to local small businesses - and have been creative and scrappy in the way they have operationalized their mission. As someone who has spent many years of her career focused on growing and scaling businesses, I'm impressed with the velocity I've seen Laura and team gain over the last two years, and know this is only the beginning.

Invested $25,000 this round & $100,000 previously

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY 11 ASK A QUESTION

Highlights

1. 💸 $600K in 2021 revenue, Y/Y increase of 166%, 5X increase in site traffic
2. 🤝 On-going partnerships with all major Seattle pro-sports teams, Apple, & the City of Seattle
3. 💫 LGBTQ Female-founded diverse team of entrepreneurs, technologists + social impact leaders
4. 💥 80K avg monthly reach on IG & FB & 118K avg monthly impressions on Twitter
5. 📍 Greater Seattle focus to date - market expansion offers clear growth path
6. 🛍️ 110M consumers spend $23.3B on Small Business Saturday, and 95% want to shop small all year long

Our Team



Laura Clise CEO

Experienced social impact leader. Previous roles in sustainability & CSR at Weyerhaeuser, Plum Creek, AREVA. Aspen Institute Fellow, Seattle Magazine Most Influential 2020, SVP Fast Pitch Winner 2020, GSBA Business & Humanitarian Award 2021

Everyday decisions about where we eat, drink, and shop, are an opportunity to connect with and support the diverse small businesses in our communities. Intentionalist answers the call for a resource and community that makes it easier to translate our good intentions into action, harnessing consumer spending toward a more inclusive economy.



Danna Redmond Strategy and Operations

Seasoned entrepreneur, founder and operator of multiple start-ups. Previous roles as a senior leader in online and customer success at Microsoft.



Joel Simpson Engineering

Co-Founder Alegion. a crowd sourcing automation company. Deep experience spanning the full scope and lifecycle of software products development.

SEE MORE

Where we spend our money matters





Intentionalist

Spend Like It Matters

Our traction & validation



Forecast
Forecast

- **13K** avg. monthly visitors
- Avg. monthly users grew **5X** from 2019-2021
- Total revenue on track to increase **3.5X** from 2020-2021
- 32% of customers are repeat purchasers
- Average Marketplace order value: **$85**
- Digital Intentionalist Gift Card sales **doubled** from 2020 to 2021

Forward-looking projections are not guaranteed.

But existing search tools **fall short...**

- Consumers must find & consolidate disparate resources
- Mainstream guides focus on products, not the **people & stories** behind the businesses
- Existing resources focus on 1 topic only (ie. 'woman-owned,' 'vegan restaurants,' 'in my neighborhood')
- Blog posts & articles quickly become out of date & irrelevant



don lucho's
Bringing Perú to You

We connect consumers with small, diverse businesses.

Intentionalist helps people discover, learn about and spend with small businesses & the diverse people behind them.

Our Difference:

- Our directory includes ALL communities - *users don't have to go to different sites to support different communities*
- Our business listings emphasize people & storytelling
- We sell gift cards for multiple participating businesses

ASIAN-OWNED
BLACK-OWNED
LATINO-OWNED
LGBTQ-OWNED
NATIVE-OWNED
VETERAN-OWNED
WOMAN-OWNED

Find a Business
Add a Business
Blog
About
Shop
Gift Cards
Log In
Sign up
Spend Like It Matters
Support local small business and diverse local communities one purchase at a time.
Find
Where
Community
Search
ASIAN-OWNED
BLACK-OWNED
DISABILITY-OWNED
LATINO-OWNED
LGBTQ-OWNED
MINORITY-OWNED
NATIVE-OWNED
VETERAN-OWNED
WOMAN-OWNED
Intentionalist makes it easy to find and support local small businesses and the diverse people behind them through everyday decisions about where we eat, drink, and shop.





  

Latinx Heritage Month	Explore Intentionalist Guides	Intentionalist Membership

We are a directory, guide, + gift card.

Browse. Filter. Find.

We offer a comprehensive guide to diverse, local businesses which form the backbone of our economy.

1 gift card. Multiple *Intentional* possibilities.

Our Intentionalist electronic gift cards can be used at a growing network of small businesses.





Pawara Chivapat, who goes by the nickname "Pink" is half of the namesake of the restaurant **Pink Bee Curry & Sandwiches**, a family-owned restaurant bringing an authentic infusion of Thai flavor to the Ballard neighborhood. They're one of the businesses in our **Intentionalist Gift Card network!**

We drive revenue **multiple ways.**

- **Digital *Intentionalist* Gift Card**
  - A popular gift to celebrate, express appreciation. Recipients can spend at a variety of diverse small businesses. Current network: 17+.
- **Online Marketplace**
  - E-commerce for gift certificates & merchandise from diverse-owned, small businesses. Current network: 70+.
- **Directory-As-A-Service**
  - Curated guides and directories for corporations and community organizations
- **Memberships & Sponsorships**
  - Consumer memberships and corporate content sponsorships



Darnesha, Erwin, and Mikayla Weary are the family behind **Black Coffee Northwest** in Shoreline, WA. More than a coffee shop, Black Coffee Northwest is a community hub that puts its values front and center, bringing people together to advance social justice. We featured them on our blog in April & they're a part of our **online marketplace** so users can support them directly.

We also regularly get awesome shoutouts on our social media accounts & have amassed a considerable following – most notably with **17K on Instagram!**



Intentionalist Retweeted

Mayor Jenny Durkan @MayorJenny · Sep 17

Thank you @intentionalist_ for helping #WelcomeBackSeattle & highlighting BIPOC-owned businesses like Askatu Bakery Café & Jerk Shack. Everyone should stop by Belltown, South Lake Union & Downtown businesses for discounts & tasty treats! intentionalist.com/welcome-back-s...

Intentionalist Retweeted

Rachel Anderson 💫⚡✨ @empoweredrachel · Aug 23

Last week I met up with a group of girlfriends in Seattle and enjoyed a magical dinner at Kati Vegan Thai. 🌱 I found this local #womanowned restaurant through @intentionalist_. Check it out and find your next favorite spot. ✨ #SpendLikeItMatters

Intentionalist Retweeted

Seattle @VisitSeattle · Aug 18

In partnership with @intentionalist_, we are opening a $250 tab today at @TougoCoffee on Yesler Way so you can enjoy a coffee or espresso beverage on us! ☕ 💕 Let them know to put it on our tab and show them this photo of owner Brian Wells. #BeIntentional #SpendLikeItMatters

Intentionalist Retweeted

Seattle Seahawks @Seahawks · Sep 21

We're excited to partner with @intentionalist_, to reward you when you #SpendLikeItMatters at Latinx-owned businesses!

Upload your receipt from a Latinx-owned small business and be entered to win special prizes!

Enter Here:

Market Opportunity
Total Addressable Market
Service Addressable Market
$23.3B
Spend on Small Business Saturday
x 4 quarters
Spend each additional quarter
$93.2B
Annual Potential Spending by Target Customers at Small Businesses
5%
% on Intentionalist platform
$4.6B
Annual Spend via Intentionalist



Our corporate customers drive growth.
From 2020 to 2021, revenue from corporations, nonprofits, & local government increased by 493%
Intentionalist Gift Cards are meaningful rewards for employees & volunteers
Directory-As-A-Service leverages Intentionalist to provide curated guides for events and initiatives
Remitly
amazon
SEAHAWKS
Seattle Office of Economic Development
UNIVERSITY of WASHINGTON
COMCAST
VISIT seattle
affirm





Emma's BBQ

Tess Thomas is the owner of **Emma's BBQ** in Seattle, WA. As part of our Black History Month celebration, we ran a **promotion** with our partner, the **Seattle Storm** – opening a $250 tab at the restaurant for fans to get a sandwich on us. Community members donated to triple the tab, and social media marketing helped to more than **double Emma's BBQ overall sales for the week.**



WELCOME BACK
HMMD

In July, we partnered with the City of Seattle to welcome the community back to Chinatown-International District with **Welcome Back coupons**, which were good for up to $10 off purchases from participating businesses in Chinatown-International District. Pictured above is the team at Jade Garden dim sum in Seattle!

We are a one-stop solution.
Storytelling
Directory
EATER
THE INFATUATION
yelp
Google
Intentionalist
RITUAL
joe
oyaAPP
yelp
Payment
Diversity

RETAIL THERAPY ♡7
Accepts Intentionalist Gift Cards
Use Gift Card Here
Buy a Gift Card
Gift Certificates Available
Buy a Gift Certificate
Shopping
905 E Pike St, Seattle, WA 98122
(206) 324-4092
Check-in
Visit Website
All photos (4)
Capitol Hill
MINORITY-OWNED
WOMAN-OWNED
Retail Therapy, Wazhma Samizay's wonderfully quirky boutique, specializes in clothing, gifts, jewelry, cards, art, and accessories made by small independent artists and designers. Customers delight in finding something fun for themselves or a friend among the eclectic mix of offerings. Looking for a locally designed and ethically produced apparel? Check out the dresses, underwear, and more that are a part of Wazhma's Bobojan clothing line.
Fun fact: Retail Therapy opened in 2002, and was the first boutique on Capitol Hill's Pike Street corridor.
Business Owner
Wazhma Samizay
Map
Satellite
Seattle





Storytelling creates the connections that build community. We want to provide patrons with a glimpse of the people and stories behind the businesses they support. Above is a business listing example for Retail Therapy of Seattle.

Our Early Milestones
2022: Ready to Scale
Raising $1M to scale



2021: Continued Growth
Proven model
4X revenue

2020: Early Success
6X avg monthly user growth
Launched Marketplace

2019: Growing
3X businesses in directory
Launched *Intentionalist Gift Card*

2018: Pilot
Raised $37,000 via
iFundWomen, 300+ backers

Meet Our Team



Laura Clise
Founder & CEO

*Sustainability & Corporate Responsibility Leader,
Aspen Institute First Mover Fellow, formerly: Weyerhaeuser*






Joel Simpson, Engineering
Founder of Alegion

Danna Redmond, Operations
*2X Entrepreneur, formerly:
Microsoft*

Kristina Rivera, Content
*Social impact PR specialist,
formerly: Weber Shandwick*

What's Next

	Q4 2021	Q1 2022	Q2 2022	Q3-Q4 2022
Product	Gift card enhancements + improved search	Small business portal	Personalization	Social sharing feature & 'lists'
Focus	Strategic Partnerships & Corporate Sales	Small Business Engagement		Market Expansion
Impact	- 10% growth in revenue - Increase user engagement	- 2X # of Intentionalist Gift Card businesses - 2X growth in Marketplace businesses - 10K Business listings		- Grow user base - 20,000 Business listings

This slide contains forward-looking projections that cannot be guaranteed.



Intentionalist is more than an online consumer guide,
it's a movement.

